

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2017

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:**   **YY Inc.**
> **Schedule TO-I**
> **Filed March 1, 2017**
> **File No. 005-87080**

Dear Ms. Gao:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – General

1.   The offer is currently set to expire at 5:00 p.m. New York City time on March 30, 2017. On page 2 to the Notice of Repurchase (paragraph (vii)(A)), your disclosure states that Holders may tender notes from March 6, 2017, which would mean that the offer will be open for less than twenty full business days. However, the press release dated March 1, 2017 and filed as Exhibit 99(a)(5) to the Schedule TO-I indicates that Holders may tender as of that date. Please advise or revise to extend the offer period to ensure that that your offer is open at least twenty full business days. See Exchange Act Rules 13e-4(f)(1)(i), 13e-4(a)(3) and 13e-4(a)(4).

2.   We note that you intend to borrow from the Industrial and Commercial Bank of China (Thai) Public Company Limited in order to fund the repurchase of the Notes. Please file

the loan agreement as an exhibit to the Schedule TO-I as required by Item 12 of Schedule TO and Item 1016(b) of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions about these comments or your filing to Christina M. Thomas, Attorney-Adviser, at 202-551-3577 or me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions